UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CHINA ZENIX AUTO

INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

16951E104

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

SCHEDULE 13G

CUSIP No. 16951E104

1.	Names of Reporting Persons Newrace Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 143,690,400 ordinary shares. Laifan Chu and Junqiu Gao may also be deemed to have sole voting power with respect to the foregoing shares.
	6.	Shared Voting Power
	7.	Sole Dispositive Power 143,690,400 ordinary shares. Laifan Chu and Junqiu Gao may also be deemed to have sole dispositive power with respect to the foregoing shares.
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,690,400 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 69.6%
12.	Type of Reporting Person CO

Page 2 of 9 pages

SCHEDULE 13G

CUSIP No. 16951E104

1.	Names of Reporting Persons Laifan Chu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong Special Administrative Region of the People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 143,690,400 ordinary shares. Newrace Limited and Junqiu Gao may also be deemed to have sole voting power with respect to the foregoing shares.
	6.	Shared Voting Power
	7.	Sole Dispositive Power 143,690,400 ordinary shares. Newrace Limited and Junqiu Gao may also be deemed to have sole dispositive power with respect to the foregoing shares.
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,690,400 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 69.6%
12.	Type of Reporting Person IN

Page 3 of 9 pages

SCHEDULE 13G

CUSIP No. 16951E104

1.	Names of Reporting Persons Junqiu Gao
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 143,690,400 ordinary shares. Newrace Limited and Laifan Chu may also be deemed to have sole voting power with respect to the foregoing shares.
	6.	Shared Voting Power
	7.	Sole Dispositive Power 143,690,400 ordinary shares. Newrace Limited and Laifan Chu may also be deemed to have sole dispositive power with respect to the foregoing shares.
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,690,400 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 69.6%
12.	Type of Reporting Person IN

Page 4 of 9 pages

Item 1.	(a)	Name of Issuer

China Zenix Auto International Limited (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices

No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China

Item 2.

Newrace Limited

	(a)	Name of Person Filing

Newrace Limited

	(b)	Address of Principal Business Office or, if None, Residence

P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands

	(c)	Citizenship

British Virgin Islands

	(d)	Title of Class of Securities

Ordinary shares, par value US$0.0001 each

	(e)	CUSIP Number

16951E104

	Note:	The CUSIP number is for the American depository shares (“ADSs”) evidencing the ordinary shares in respect of which this report is made, which are held on deposit pursuant to the issuer’s depository receipt program. The ordinary shares that are the subject of this report are not held in ADS form.

Laifan Chu

	(a)	Name of Person Filing

Laifan Chu

	(b)	Address of Principal Business Office or, if None, Residence

c/o P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands

	(c)	Citizenship

Hong Kong Special Administrative Region of the People’s Republic of China

Page 5 of 9 pages

	(d)	Title of Class of Securities

Ordinary shares, par value US$0.0001 each

	(e)	CUSIP Number

16951E104

Junqiu Gao

	(a)	Name of Person Filing

Junqiu Gao

	(b)	Address of Principal Business Office or, if None, Residence

c/o No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China

	(c)	Citizenship

People’s Republic of China

	(d)	Title of Class of Securities

Ordinary shares, par value US$0.0001 each

	(e)	CUSIP Number

16951E104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

			Number of shares as to which the person has

Reporting person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Newrace Limited	143,690,400 ordinary shares	69.6%	143,690,400 ordinary shares		143,690,400 ordinary shares
Laifan Chu	143,690,400 ordinary shares	69.6%	143,690,400 ordinary shares		143,690,400 ordinary shares
Junqiu Gao	143,690,400 ordinary shares	69.6%	143,690,400 ordinary shares		143,690,400 ordinary shares

Page 6 of 9 pages

The percentages of ownership set forth above are based on 206,440,000 ordinary shares outstanding as of December 31, 2011.

Newrace Limited is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Ms. Laifan Chu. The amount of ordinary shares beneficially owned by Newrace Limited includes certain restricted ordinary shares granted to Mr. Yifan Li in connection with his service as the chief financial officer of the Company. Under such arrangement, Mr. Li is entitled to receive 103,200 and 103,200 ordinary shares from Newrace Limited on December 31, 2012 and 2013, respectively.

Mr. Junqiu Gao, director, deputy chief executive officer and chief sales and marketing officer of the Company, also serves as a director of Newrace Limited. Mr. Gao disclaims beneficial ownership of 143,690,400 ordinary shares beneficially owned by Newrace Limited.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Newrace Limited

January 12, 2012
Date

/s/ Junqiu Gao
Signature

Junqiu Gao, Director
Name/Title

Laifan Chu

January 12, 2012
Date

/s/ Laifan Chu
Signature

Laifan Chu
Name/Title

Junqiu Gao

January 12, 2012
Date

/s/ Junqiu Gao
Signature

Junqiu Gao
Name/Title

Page 8 of 9 pages

LIST OF EXHIBITS

Exhibit 99.1	Joint Filing Agreement

Page 9 of 9 pages